Exhibit 99.1

PRESS RELEASE

For immediate release

NuRAN Wireless Advances Edge AI Infrastructure Strategy for Rural Connectivity Sites in Africa

NuRAN plans to turn thousands of powered, connected rural sites it already owns into the next layer of Africa's digital infrastructure: edge AI and local compute

Quebec, QC, Canada – September 1, 2026 – NuRAN Wireless Inc. (Nasdaq: NUR; CSE: NUR; FSE: 1RN) (“NuRAN” or the “Company”), a leading provider of rural connectivity infrastructure in Africa, today announced plans to expand its Network-as-a-Service platform into edge AI and local compute infrastructure. The initiative marks an important step in NuRAN’s planned evolution from a pure Network-as-a-Service provider toward a broader Infrastructure-as-a-Service platform, designed to maximize the monetization and long-term value of the Company’s owned rural infrastructure base.

NuRAN has more than 5,000 rural connectivity sites deployed and contracted with major mobile network operators. Many of the sites use off-grid solar power. NuRAN finances, builds, owns, and runs the sites. Major mobile network operators pay NuRAN for connectivity services under multi-year agreements. NuRAN keeps ownership of the assets when those agreements end. Management believes this creates a growing base of powered, connected, company-owned sites that can support additional digital infrastructure over time. By adding edge compute and local processing capabilities, NuRAN seeks to increase the revenue potential of each site beyond mobile connectivity alone and position its footprint as a multi-use infrastructure platform for telecom, data, compute and future AI-enabled services.

Key Points

•	NuRAN plans to add modular edge compute nodes at select built sites.
•	The strategy supports NuRAN’s evolution from Network-as-a-Service toward Infrastructure-as-a-Service.
•	The first pilots are expected to focus on network data and local content storage, often called caching.
•	Over time, the nodes could support future AI-driven services in Africa.
•	The plan is designed to maximize monetization of existing power, real estate, connectivity and operational capabilities at each site.
•	NuRAN plans to work with current mobile network customers, technology partners, and infrastructure partners.

PRESS RELEASE

Edge AI and Local Compute Infrastructure at Sites NuRAN Already Owns

Rural connectivity sites require access to land, reliable power, local operations and field support. NuRAN has developed these capabilities across its rural infrastructure footprint, with more than 5,000 sites contracted in total. Management believes this platform represents a valuable base of powered, connected and company-owned sites in markets where demand for digital infrastructure continues to develop. NuRAN plans to further unlock this base by adding modular edge compute nodes, consisting of small computing units designed to process and store data closer to where it is used, directly at its built sites. This initiative is intended to expand NuRAN’s monetization opportunities beyond network access by making greater use of the site access, power, connectivity, operating capabilities and local presence already embedded in its platform. The strategy is designed to increase revenue density per site and deepen the long-term value of NuRAN’s rural footprint without requiring new roads, new buildings or new power systems.

If successful, this local compute layer could support mobile network operators in improving network performance, enable popular content to be stored closer to end users through caching, and provide a foundation for future AI-enabled services in Africa. The initiative may also align with increasing interest across African markets in local data processing and data-residency solutions, creating potential additional opportunities for NuRAN’s infrastructure platform.

Management Comment

“Our work in rural Africa has built a growing base of powered, connected sites that we own and operate, and that is a rare asset in these markets,” said Francis Létourneau, Director and Chief Executive Officer of NuRAN Wireless. “We see a clear path to unlock even more value from it. By testing modular edge compute nodes at select built sites, we aim to evolve from a Network-as-a-Service model into a broader Infrastructure-as-a-Service platform, monetizing not only connectivity but also the power, real estate, local presence and operating capabilities we already have. These are our plans, and we intend to test them step by step as we evaluate how local compute and future AI-driven services can strengthen the value of our rural infrastructure platform.”

About NuRAN Wireless:

NuRAN Wireless Inc. (Nasdaq: NUR; CSE: NUR; FSE: 1RN) is a rural telecommunications infrastructure company connecting remote and underserved communities across Africa. Through its Network-as-a-Service model, NuRAN finances, builds, owns, operates and maintains 2G, 3G and 4G mobile network infrastructure for mobile network operators seeking to expand coverage outside urban markets.

PRESS RELEASE

NuRAN has more than 5,000 sites under contract, of which a portion have been built and are operating today. The Company combines telecommunications engineering, low-power wireless technology, renewable-energy-enabled infrastructure, site selection and field operations to solve the economic and technical challenges of rural mobile coverage.

NuRAN is also building on this foundation by developing plans to add modular edge compute nodes at select built sites, bringing local computing and future AI-driven services closer to the communities it serves.

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws and applicable United States securities laws, including the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended, to the extent applicable. Forward-looking statements are often, but not always, identified by words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “may,” “would,” “could,” “should,” “targets,” “potential” and similar words.

Forward-looking statements in this news release include, without limitation, statements regarding: the Company’s planned expansion into edge AI and local compute infrastructure; the addition of modular edge compute nodes at select built sites; the timing, scope, uses and results of any pilot deployments; the ability to monetize existing power, real estate and operational capabilities; the ability to support network optimization, content caching, local data processing and future AI-driven services in Africa; the ability to support in-country data processing or data-residency objectives; future partnerships, customer demand, commercial agreements, financing, deployments, capacity and revenue; and the Company’s business model, infrastructure platform and growth strategy.

These forward-looking statements are based on management’s current beliefs, expectations, estimates, assumptions and plans as of the date of this news release. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or developments to differ materially from those expressed or implied. Such risks include, without limitation: the Company’s ability to obtain sufficient financing and working capital; the early-stage nature of the edge AI strategy; pilot, execution, integration and field-deployment risks; delays, cost increases or changes in scope; the availability and performance of technology, equipment, energy systems and connectivity; customer demand and the ability to enter into agreements on acceptable terms; the performance of mobile network operators, technology partners, suppliers, lenders, governments and other counterparties; regulatory, permitting, data-residency, privacy, cybersecurity, political, security, currency and technology risks in African markets; supply chain and logistics risks; competition; technology obsolescence; network uptime and operational risks; the ability to complete contracted sites; capital-markets conditions; Nasdaq and other exchange-compliance risks; and general economic, market, industry and business conditions. There can be no assurance that pilots will begin or succeed, that edge compute nodes will be deployed at scale, or that any expected commercial, financing or operating benefits will be realized.

Readers should not place undue reliance on forward-looking statements, which speak only as of the date of this news release. Additional risks and uncertainties are described in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 40-F and its reports furnished on Form 6-K, as applicable, and in its filings on SEDAR+ at www.sedarplus.ca. The forward-looking statements in this news release are expressly qualified in their entirety by this cautionary statement. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

The CSE has not reviewed and does not accept responsibility for the accuracy or adequacy of this release.